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                    AMENDMENT TO BY-LAWS OF HANDY & HARMAN

         (As approved by the Board of Directors on December 23, 1997)


         Article I, Section 1, is hereby amended so that the first paragraph thereof shall read in its entirety as follows:


                  "Section 1. Annual Meetings. The annual meeting of shareholders of the corporation shall be held annually, at such place and hour and on such date as the board of directors in its discretion may fix, for the election of directors and for the transaction of such other business as may properly come before the meeting."

         Filed with the Secretary of the Corporation on December 23, 1997.


                                            /s/ Paul E. Dixon
                                            ------------------------
                                            Paul E. Dixon, Secretary
                                            of the Corporation